Matthew C. Henry Senior Vice President, General Counsel & Secretary

Oncor Electric Delivery 1616 Woodall Rodgers Fwy. Dallas, Texas 75202 Tel: 214.486.2000

December 13, 2024

Via EDGAR and Electronic Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja Majmudar

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed December 5, 2024

File No. 333-283628

Dear Ms. Majmudar:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-283628) at 4:00 p.m., Eastern Time, on Tuesday, December 17, 2024, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc: Aaron Scow, Baker & McKenzie LLP